UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 7, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2021, as well as the consent of Ernst & Young Ltd. with respect thereto, which appear immediately following this page.

UBS Group AG

Standalone financial statements for the year ended 31 December 2021

Table of contents

2	UBS Group AG standalone financial statements

2	Income statement
3	Balance sheet
4	Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

5	1	Corporate information
6	2	Accounting policies

8	Income statement notes
8	3	Dividend income from investments in subsidiaries
9	4	Other operating income
9	5	Financial income
8	6	Personnel expenses
9	7	Other operating expenses
9	8	Financial expenses

10	Balance sheet notes
10	9	Liquid assets
10	10	Marketable securities
10	11	Other short-term receivables
10	12	Accrued income and prepaid expenses
11	13	Investments in subsidiaries
11	14	Financial assets
12	15	Current interest-bearing liabilities
12	16	Accrued expenses and deferred income
13	17	Long-term interest-bearing liabilities
15	18	Compensation-related long-term liabilities
15	19	Share capital
16	20	Treasury shares

17	Additional information
17	21	Assets pledged to secure own liabilities
17	22	Contingent liabilities
17	23	Significant shareholders
18	24	Share ownership of the members of the Board of Directors, the Group Executive Board and other employees
19	25	Related parties

20	Report of the statutory auditor on the financial statements

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements

Audited |

Income statement
		USD million		CHF million
		For the year ended		For the year ended
	Note	31.12.21	31.12.20	31.12.21	31.12.20
Dividend income from investments in subsidiaries	3	4,672	3,853	4,270	3,646
Other operating income	4	12	17	12	16
Financial income	5	1,806	1,836	1,653	1,714
Operating income		6,490	5,706	5,935	5,376
Personnel expenses	6	21	19	19	18
Other operating expenses	7	44	69	40	63
Amortization of intangible assets		4	4	4	4
Financial expenses	8	1,751	1,765	1,603	1,650
Operating expenses		1,819	1,858	1,665	1,735
Profit / (loss) before income taxes		4,671	3,848	4,270	3,641
Tax expense / (benefit)		7	6	6	6
Net profit / (loss)		4,664	3,841	4,264	3,635

Balance sheet
		USD million		CHF million
	Note	31.12.21	31.12.20	31.12.21	31.12.20

Assets
Liquid assets	9	1,901	2,198	1,733	1,946
Marketable securities	10	102	84	93	74
Other short-term receivables	11	4,942	5,555	4,505	4,919
Accrued income and prepaid expenses	12	927	947	845	839
Total current assets		7,872	8,784	7,177	7,779
Investments in subsidiaries	13	41,199	41,199	37,560	36,483
of which: investment in UBS AG		40,889	40,889	37,277	36,209
Financial assets	14	56,350	50,062	51,373	44,332
Other intangible assets		0	4	0	3
Other non-current assets		26	21	24	19
Total non-current assets		97,576	91,286	88,957	80,837
Total assets		105,448	100,071	96,133	88,616
of which: amounts due from subsidiaries		63,587	58,340	57,970	51,662

Liabilities
Current interest-bearing liabilities	15	4,732	3,853	4,314	3,412
Accrued expenses and deferred income	16	1,846	2,097	1,683	1,857
Total short-term liabilities		6,578	5,950	5,997	5,269
Long-term interest-bearing liabilities	17	55,034	50,993	50,172	45,156
Compensation-related long-term liabilities	18	3,116	3,128	2,841	2,770
Total long-term liabilities		58,149	54,120	53,013	47,925
Total liabilities		64,727	60,071	59,010	53,194
of which: amounts due to subsidiaries		741	1,268	675	1,123

Equity
Share capital	19	377	393	370	386
General reserves		26,161	27,048	25,682	26,506
of which: statutory capital reserve		26,161	27,048	25,682	26,506
of which: capital contribution reserve		26,161	27,048	25,682	26,506
Voluntary earnings reserve		14,146	12,738	11,153	8,812
Treasury shares	20	(4,629)	(4,020)	(4,345)	(3,917)
of which: against capital contribution reserve		(1,242)	(180)	(1,145)	(174)
Reserve for own shares held by subsidiaries		0	0	0	0
Net profit / (loss)		4,664	3,841	4,264	3,635
Equity attributable to shareholders		40,720	40,000	37,124	35,421
Total liabilities and equity		105,448	100,071	96,133	88,616

UBS Group AG standalone financial statements

Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve

The Board of Directors proposes that the Annual General Meeting of Shareholders (AGM) on 6 April 2022 approve the appropriation of total profit and an ordinary dividend distribution of USD 0.50 (gross) in cash per share of CHF 0.10 nominal value under the terms set out below:

	USD million	CHF million
	For the year ended	For the year ended
	31.12.21	31.12.21
Net profit for the period	4,664	4,264
Profit / (loss) carried forward	0	0
Total profit available for appropriation	4,664	4,264

Appropriation of total profit
Appropriation to voluntary earnings reserve	(3,739)	(3,423)
Dividend distribution: USD 0.50 (gross) per dividend-bearing share, USD 0.25 of which out of total profit[1]	(926)	(841)[2]
Profit / (loss) carried forward	0	0

1 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 926 million presented is based on the total number of shares issued as of 31 December 2021. If the final total amount of the dividend is higher / lower, the difference will be balanced through the appropriation to the voluntary earnings reserve.    2 For illustrative purposes, converted at closing exchange rate as of 31 December 2021 (CHF / USD 1.10).

	USD million	CHF million
	For the year ended	For the year ended
	31.12.21	31.12.21
Total statutory capital reserve: capital contribution reserve before proposed distribution[1]	26,161	25,682
Dividend distribution: USD 0.50 (gross) per dividend-bearing share, USD 0.25 of which out of capital contribution reserve[2]	(926)	(841)[3]
Total statutory capital reserve: capital contribution reserve after proposed distribution	25,236	24,840

1 The Swiss Federal Tax Administration’s current position is that, of the CHF 25.7 billion capital contribution reserve available as of 31 December 2021, an amount limited to CHF 11.0 billion is available from which dividends may be paid without a Swiss withholding tax deduction. This amount includes a reduction of capital contribution reserves of CHF 223 million in 2021 (based on the purchase price).    2 Dividend-bearing shares are all shares issued except for treasury shares held by UBS Group AG as of the record date. The amount of USD 926 million presented is based on the total number of shares issued as of 31 December 2021.    3 For illustrative purposes, converted at closing exchange rate as of 31 December 2021 (CHF / USD 1.10).

As set out above, half of the ordinary dividend distribution of USD 0.50 (gross) in cash per share is payable out of total profit and the other half is payable out of the capital contribution reserve. The portion of the dividend paid out of total profit will be subject to a 35% Swiss withholding tax.

The ordinary dividend distribution is declared in US dollars. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places on the day prior to the ex-dividend date. Shareholders holding shares through DTC or directly registered in the US share register with Computershare will be paid dividends in US dollars. The total amount of the dividend distribution will be capped at CHF 3,400 million (the Cap). To the extent that the Swiss franc equivalent of the total dividend distribution would exceed the Cap on the day of the AGM, based on the exchange rate determined by the Board of Directors in its reasonable opinion, the US dollar per share amount of the dividend will be reduced on a pro rata basis so that the total Swiss franc amount does not exceed the Cap.

Provided that the proposed dividend distribution out of the total profit and the capital contribution reserve is approved, the payment of the dividend will be made on 14 April 2022 to holders of shares on the record date of 13 April 2022. The shares will be traded ex-dividend as of 12 April 2022 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 11 April 2022.

Notes to the UBS Group AG standalone financial statements

Note 1  Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG operates under Art. 620 et seq. of the Swiss Code of Obligations as an Aktiengesellschaft  (a corporation limited by shares).

UBS Group AG is the ultimate holding company of the UBS Group, the grantor of the majority of UBS’s deferred compensation plans and the issuer of loss-absorbing capital notes which qualify as Basel III additional tier 1 (AT1) capital on a consolidated UBS Group basis and senior unsecured debt which contributes to the total loss-absorbing capacity (TLAC) of the Group.

The proceeds from the issuances of loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments are on-lent to UBS AG.

›    Refer to Notes 15 and 17 for more information about the main terms and conditions of the loss-absorbing AT1 capital notes and TLAC-eligible senior unsecured debt instruments issued

Furthermore, UBS Group AG grants Deferred Contingent Capital Plan (DCCP) awards to UBS Group employees. These DCCP awards also qualify as Basel III AT1 capital on a consolidated UBS Group basis.

In 2021, as approved by the Annual General Meeting held on 8 April 2021, the cancellation of 156,632,400 shares, each with a nominal value of CHF 0.10, purchased under the 2018–2021 share repurchase program, was executed. The cancellation of shares resulted in reclassifications within equity but had no net effect on the total equity attributable to shareholders. Share capital was reduced by the nominal value of the repurchased shares upon cancellation, i.e., USD 16 million (CHF 16 million). Following the requirements of the Swiss tax law for Switzerland-domiciled companies with shares listed on a Swiss stock exchange, effective 1 January 2020, the capital contribution reserve was reduced by 50% of the total capital reduction amount exceeding the nominal value upon cancellation of the shares repurchased from 2020 onward, i.e., USD 236 million (CHF 224 million). The voluntary earnings reserve was reduced by the remaining portion of the total capital reduction amount exceeding the nominal value upon cancellation of the repurchased shares, i.e., USD 1,792 million (CHF 1,762 million).

As of 31 December 2021, UBS Group AG’s distributable items for the purpose of AT1 capital instruments were USD 40.3 billion (CHF 36.7 billion) (31 December 2020: USD 39.5 billion (CHF 35.0 billion)). For this purpose, distributable items are defined in the terms and conditions of the relevant instruments as the aggregate of (i) net profits carried forward and (ii) freely distributable reserves, in each case less any amounts that must be contributed to legal reserves under applicable law.

UBS Group AG standalone financial statements

Note 2  Accounting policies

The UBS Group AG standalone financial statements are prepared in accordance with the principles of the Swiss law on accounting and financial reporting (32nd title of the Swiss Code of Obligations).

The functional currency of UBS Group AG is the US dollar. The significant accounting and valuation principles applied are described below.

Presentation currencies

As the primary presentation currency of the standalone financial statements of UBS Group AG is the US dollar, amounts in Swiss francs are additionally presented for each component of the financial statements. UBS Group AG applies the modified closing rate method for converting US dollar amounts into Swiss francs: assets and liabilities are translated at the closing rate, equity positions at historic rates and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in Voluntary earnings reserve, amounting to a negative currency translation effect of CHF 2,808 million as of 31 December 2021 (31 December 2020: negative CHF 3,867 million).

Foreign currency translation

Transactions denominated in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities, as well as Financial assets measured at fair value that are denominated in a foreign currency, are translated into US dollars using the closing exchange rate. For Other non-current assets and long-term liabilities, where the asset mirrors the terms of a corresponding liability or the asset and liability otherwise form an economic hedge relationship, the asset and liability are treated as one unit of account for foreign currency translation purposes, with offsetting unrealized foreign currency translation gains and losses based on the closing exchange rate presented net in the income statement. Investments in subsidiaries measured at historic cost are translated at the spot exchange rate on the date of the transaction. Currency translation effects from dividends paid in Swiss francs are recognized in equity. All other currency translation effects are recognized in the income statement.

The main currency translation rates used by UBS Group AG are provided in Note 33 of the consolidated financial statements.

Marketable securities

Marketable securities include investments in alternative investment vehicles (AIVs) with a short-term holding period. The holding period is deemed short term if the vesting of the awards hedged by the AIV is within 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Financial assets

Financial assets include investments in AIVs with a long-term holding period. The holding period is deemed long term if the vesting of the awards hedged by the AIV is more than 12 months after the balance sheet date. These are equity instruments and are measured at fair value based on their quoted market prices or other observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in AIVs that have no quoted market price or no other observable market price are recognized as Financial assets and are measured at their acquisition cost adjusted for impairment losses.

Financial assets further include loans granted to UBS AG that substantially mirror the terms of the perpetual AT1 capital notes and the TLAC-eligible senior unsecured debt instruments issued, as well as fixed-term deposits with UBS AG with maturities more than 12 months after the balance sheet date. The loans and deposits are measured at nominal value.

›    Refer to Note 14 for more information

Derivative instruments

UBS Group AG uses derivative instruments to manage exposures to foreign currency risks from investments in foreign subsidiaries. The derivative instruments are entered into with UBS AG, mirroring the conditions of the closing transactions UBS AG enters into with third parties.

Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized on the balance sheet as Accrued income and prepaid expenses and Accrued expenses and deferred income, respectively. Corresponding gains and losses resulting from fair value changes are recognized in Financial income and Financial expenses, respectively.

Investments in subsidiaries

Investments in subsidiaries are equity interests that are held to carry on the business of the UBS Group or for other strategic purposes. They include all subsidiaries directly held by UBS Group AG through which UBS conducts its business on a global basis. The investments are measured individually and carried at cost less impairment.

›    Refer to Note 13 for more information

›    Refer to Note 2  in the “Consolidated financial statements” section of this report for a description of businesses of the UBS Group

Note 2  Accounting policies (continued)

Long-term interest-bearing liabilities

Long-term interest-bearing liabilities include perpetual loss-absorbing capital notes that qualify as Basel III AT1 capital and TLAC-eligible senior unsecured debt instruments at Group level. They are measured at nominal value. Any difference to nominal value, e.g., premium, discount or external costs that are directly related to the issue, is deferred as Accrued income and prepaid expenses or Accrued expenses and deferred income and amortized to Financial expenses or Financial income over the maturity of the instrument or until the first call date or optional redemption date, where applicable.

›    Refer to Note 17 for more information

Treasury shares

Treasury shares acquired by UBS Group AG are recognized at acquisition cost and are presented as a deduction from shareholders’ equity.

Upon disposal of treasury shares or settlement of related share-based awards, any realized gain or loss is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards. For the year ended 31 December 2021, a net gain of USD 9 million (CHF 8 million) from settlement of share-based awards was recognized in Voluntary earnings reserve (2020 comparative period: net gain of USD  38 million (CHF 37 million)).

For UBS Group AG shares acquired by a direct or indirect subsidiary, a Reserve for own shares held by subsidiaries is generally created in UBS Group AG’s equity. However, where UBS AG or UBS Switzerland AG acquire UBS Group AG shares and hold such in their trading portfolios, no Reserve for own shares held by subsidiaries is created.

›    Refer to Note 20 for more information

Share-based and other deferred compensation plans

Share-based compensation plans

The grant date fair value of equity-settled share-based compensation awards granted to employees is generally recognized over the vesting period of the awards. Awards granted in the form of UBS Group AG shares and notional shares are settled by delivering UBS Group AG shares at vesting except in jurisdictions where this is not permitted for legal or tax reasons. They are recognized as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date or as Accrued expenses and deferred income if vesting is within 12 months of the balance sheet date. The amount recognized is adjusted for forfeiture assumptions, such that the amount ultimately recognized is based on the number of awards that meet the related service conditions at the vesting date. The grant date fair value is based on the UBS Group AG share price on the date of grant, taking into consideration post-vesting sale and hedge restrictions, dividend rights, non-vesting conditions and market conditions, where applicable.

Upon settlement of the share-based awards, any realized gain or loss on the treasury shares is recognized in Voluntary earnings reserve. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant date fair value of the share-based awards.

Other deferred compensation plans

Deferred compensation plans that are not share-based, including DCCP awards and awards in the form of AIVs, are accounted for as cash-settled awards. The present value or fair value of the amount payable to employees that is settled in cash is recognized as a liability generally over the vesting period, as Compensation-related long-term liabilities if vesting is more than 12 months after the balance sheet date and as Accrued expenses and deferred income if vesting is within 12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and the fair value of investments in AIVs. Gains and losses resulting from remeasurement of the liabilities are recognized in Other operating income and Other operating expenses, respectively.

Recharge of compensation expenses

Expenses related to deferred compensation plans are recharged by UBS Group AG to its subsidiaries employing the personnel. Upon recharge, UBS Group AG recognizes a receivable from its subsidiaries corresponding to a liability representing its obligation toward the employees.

Dispensations in the standalone financial statements

As UBS Group AG prepares consolidated financial statements in accordance with IFRS, UBS Group AG is exempt from various disclosures in the standalone financial statements. The dispensations include the management report and the statement of cash flows, as well as certain note disclosures.

Income statement notes

Note 3  Dividend income from investments in subsidiaries

Dividend income from investments in subsidiaries in 2021 consisted of USD 4,539 million (CHF 4,149 million) received from UBS AG related to the financial year ended 31 December 2020, which was approved by the Annual General Meeting of the Shareholders of UBS AG on 7 April 2021, USD 133 million (CHF 122 million) received from UBS Business Solutions AG related to the financial year ended 31 December 2020, which was approved by the Annual General Meeting of Shareholders of UBS Business Solutions AG on 7 April 2021, and USD 0.2 million (CHF 0.2 million) net liquidation dividend received from UBS Group Funding (Switzerland) AG in Liquidation following liquidation of the entity in the course of 2020, which was approved by the Extraordinary General Meeting of the Shareholders of UBS Group Funding (Switzerland) AG in Liquidation held on 8 October 2020. In 2020, dividend income from investments in subsidiaries consisted of USD 3,848 million (CHF 3,641 million) received from UBS AG related to the financial year ended 31 December 2019, which was approved by the Annual General Meeting of the Shareholders of UBS AG on 27  April 2020 (USD 2,550 million (CHF 2,462 million)) and the Extraordinary General Meeting of the Shareholders of UBS AG on 19 November 2020 (USD 1,298 million (CHF 1,179 million)), and USD 5 million (CHF 5 million) net liquidation dividend received from UBS Group Funding (Switzerland) AG in Liquidation following liquidation of the entity in the course of 2020, which was approved by the Extraordinary General Meeting of the Shareholders of UBS Group Funding (Switzerland) AG in Liquidation held on 8 October 2020.

Note 4  Other operating income

Other operating income includes gains related to equity-settled and cash-settled awards.

Note 5  Financial income

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Interest income on onward lending to UBS AG1	1,756	1,769	1,608	1,653
Interest income on other interest-bearing assets	21	14	19	13
Fair value gains on investments in AIVs	23	49	21	44
Other	6	4	6	4
Total financial income	1,806	1,836	1,653	1,714

1 Interest income on onward lending to UBS AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

Note 6  Personnel expenses

Personnel expenses include recharges from UBS AG and UBS Business Solutions AG for personnel-related costs for activities performed by the personnel of those companies for the benefit of UBS Group AG.

UBS Group AG had no employees throughout 2021 and 2020. All employees of the UBS Group, including the members of the Group Executive Board (GEB) of UBS Group AG, were employed by subsidiaries of UBS Group AG. As of 31 December 2021, the UBS Group employed 71,385 personnel (31 December 2020: 71,551) on a full-time equivalent basis.

Note 7  Other operating expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Fair value losses on AIV awards	23	48	21	43
Capital tax	9	9	8	8
Other	11	12	10	12
Total other operating expenses	44	69	40	63

Note 8  Financial expenses

	USD million		CHF million
	For the year ended		For the year ended
	31.12.21	31.12.20	31.12.21	31.12.20
Interest expense on interest-bearing liabilities	1,740	1,756	1,593	1,641
Other	11	10	10	9
Total financial expenses	1,751	1,765	1,603	1,650

UBS Group AG standalone financial statements

Balance sheet notes

Note 9  Liquid assets

As of 31 December 2021, liquid assets consisted of USD 590 million (CHF 538 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 1,311 million (CHF 1,195 million) of time deposits placed with UBS AG. As of 31 December 2020, liquid assets consisted of USD 987 million (CHF 874 million) held on current accounts at UBS Switzerland AG and UBS AG and USD 1,211 million (CHF 1,072 million) of time deposits placed with UBS AG.

Note 10  Marketable securities

Marketable securities include investments in AIVs related to compensation awards vesting within 12 months after the balance sheet date.

Note 11  Other short-term receivables

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Onward lending to UBS AG1	4,252	4,987	3,876	4,416
Receivables from employing entities related to compensation awards	639	517	583	458
Other	51	51	46	45
Total other short-term receivables	4,942	5,555	4,505	4,919

1 Short-term receivables from the onward lending to UBS AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

Note 12  Accrued income and prepaid expenses

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Accrued interest income	703	754	641	668
Other accrued income and prepaid expenses	224	193	204	171
Total accrued income and prepaid expenses	927	947	845	839

Note 13  Investments in subsidiaries

Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares, which are held by UBS Group AG or UBS AG. The proportion of ownership interest held is equal to the voting rights held by UBS Group AG or UBS AG. The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland, in the UK, the US, Singapore, Hong Kong SAR and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS Group AG as of 31 December 2021
Company	Registered office		Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland		CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland		CHF	1.0	100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.

Individually significant subsidiaries of UBS AG as of 31 December 2021[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Group Functions	USD	4,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Consists of common share capital of USD 1,000 and non-voting preferred share capital of USD 4,150,000,000.    3 Consists of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Individually significant subsidiaries of UBS AG are those entities that contribute significantly to the Group’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and their contribution to the Group’s total assets and profit or loss before tax, in accordance with Swiss regulations.

›    Refer to Note 29 in the “Consolidated financial statements” section of this report for more information

Note 14  Financial assets

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Long-term receivables from UBS AG	55,763	49,554	50,837	43,882
of which: onward lending[1]	54,781	48,598	49,942	43,035
Investments in alternative investment vehicles at fair value related to awards vesting after 12 months	332	248	303	219
Investments in alternative investment vehicles at cost less impairment	2	2	2	2
Other	253	258	230	229
Total financial assets	56,350	50,062	51,373	44,332
1 Onward lending to UBS AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and loss-absorbing additional tier 1 perpetual capital notes. Refer to Note 1 for more information.

UBS Group AG standalone financial statements

Note 15  Current interest-bearing liabilities

As of 31 December 2021, current interest-bearing liabilities totaled USD 4,732 million (CHF 4,314 million) comprising TLAC-eligible senior unsecured debt instruments of USD 4,252 million (CHF 3,876 million) and loans from UBS AG and UBS Switzerland AG  of  USD  480  million (CHF 437 million). As  of  31  December
2020, current interest-bearing liabilities totaled USD 3,853 million (CHF 3,412 million) comprising TLAC-eligible senior unsecured debt instruments of USD 2,850 million (CHF 2,524 million) and loans from UBS AG and UBS Switzerland AG of USD 1,003 million (CHF 889 million).

Notes issued, overview by amount, maturity and coupon				31.12.21			31.12.20
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated TLAC-eligible senior unsecured notes	14.4.21	n/a	3M USD LIBOR + 178 bps	0	0	0	1,000	1,000	886
US dollar-denominated TLAC-eligible senior unsecured notes	15.4.21	n/a	3%	0	0	0	1,850	1,850	1,638
US dollar-denominated TLAC-eligible senior unsecured notes	1.2.22	n/a	3M USD LIBOR + 153 bps	500	500	456	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	1.2.22	n/a	2.65%	2,000	2,000	1,823	0	0	0
Swiss franc-denominated TLAC-eligible senior unsecured notes	22.2.22	n/a	0.75%	300	329	300	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	16.11.22	n/a	1.75%	1,250	1,423	1,297	0	0	0
Total notes issued					4,252	3,876		2,850	2,524

1 For TLAC-eligible senior unsecured notes, the disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the first optional call date.

Note 16  Accrued expenses and deferred income

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Short-term portion of compensation liabilities	1,157	1,312	1,054	1,162
of which: Deferred Contingent Capital Plan	384	518	350	458
of which: other deferred compensation plans	773	794	705	703
Accrued interest expense	664	728	606	644
Other	25	57	23	51
Total accrued expenses and deferred income	1,846	2,097	1,683	1,857

Note 17  Long-term interest-bearing liabilities

As of 31 December 2021, long-term interest-bearing liabilities totaled USD 55,034 million (CHF 50,172 million) comprising loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 54,781 million (CHF 49,942 million) and fixed-term loans from UBS AG of USD 253 million (CHF 230 million). As of 31 December 2020, long-term interest-bearing liabilities totaled USD 50,993 million (CHF 45,156 million) comprising loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior unsecured debt instruments of USD 50,735 million (CHF 44,927 million) and fixed-term loans from UBS AG of USD  258 million (CHF 229 million).

Notes issued, overview by amount, maturity and coupon				31.12.21			31.12.20
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes[2]	Perpetual	22.3.21	6.875%	0	0	0	1,500	1,500	1,328
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes[3]	Perpetual	10.8.21	7.125%	0	0	0	1,100	1,100	974
Euro-denominated TLAC-eligible senior unsecured notes[4]	20.9.22	20.9.21	3M EUR LIBOR + 70 bps	0	0	0	1,750	2,137	1,892
US dollar-denominated TLAC-eligible senior unsecured notes	1.2.22	n/a	3M USD LIBOR + 153 bps	0	0	0	500	500	443
US dollar-denominated TLAC-eligible senior unsecured notes	1.2.22	n/a	2.65%	0	0	0	2,000	2,000	1,771
Swiss franc-denominated TLAC-eligible senior unsecured notes	22.2.22	n/a	0.75%	0	0	0	300	339	300
Euro-denominated TLAC-eligible senior unsecured notes	16.11.22	n/a	1.75%	0	0	0	1,250	1,526	1,352
US dollar-denominated TLAC-eligible senior unsecured notes	23.5.23	23.5.22	3.491%	2,000	2,000	1,823	2,000	2,000	1,771
US dollar-denominated TLAC-eligible senior unsecured notes	23.5.23	23.5.22	3M USD LIBOR + 122 bps	1,000	1,000	912	1,000	1,000	886
US dollar-denominated TLAC-eligible senior unsecured notes	15.8.23	15.8.22	3M USD LIBOR + 95 bps	1,250	1,250	1,140	1,250	1,250	1,107
US dollar-denominated TLAC-eligible senior unsecured notes	15.8.23	15.8.22	2.859%	2,000	2,000	1,823	2,000	2,000	1,771
Euro-denominated TLAC-eligible senior unsecured notes	4.3.24	n/a	2.125%	750	854	778	750	916	811
Swiss franc-denominated TLAC-eligible senior unsecured notes	18.5.24	18.5.23	0.625%	400	439	400	400	452	400
US dollar-denominated TLAC-eligible senior unsecured notes	30.7.24	30.7.23	1.008%	1,300	1,300	1,185	1,300	1,300	1,151
Yen-denominated TLAC-eligible senior unsecured notes	8.11.24	8.11.23	0.719%	130,000	1,130	1,030	130,000	1,259	1,115
Euro-denominated TLAC-eligible senior unsecured notes	30.11.24	30.11.23	1.5%	1,250	1,423	1,297	1,250	1,526	1,352
Swiss franc-denominated TLAC-eligible senior unsecured notes	30.1.25	30.1.24	0.875%	400	439	400	400	452	400
Euro-denominated TLAC-eligible senior unsecured notes	17.4.25	17.4.24	1.25%	1,750	1,992	1,816	1,750	2,137	1,892
US dollar-denominated TLAC-eligible senior unsecured notes	24.9.25	n/a	4.125%	2,500	2,500	2,279	2,500	2,500	2,214
Euro-denominated TLAC-eligible senior unsecured notes	29.1.26	29.1.25	0.25%	1,500	1,708	1,557	1,500	1,832	1,622
Swiss franc-denominated TLAC-eligible senior unsecured notes	23.2.26	n/a	1.25%	150	165	150	150	169	150
US dollar-denominated TLAC-eligible senior unsecured notes	15.4.26	n/a	4.125%	2,000	2,000	1,823	2,000	2,000	1,771
Euro-denominated TLAC-eligible senior unsecured notes	1.9.26	n/a	1.25%	1,250	1,423	1,297	1,250	1,526	1,352
Euro-denominated TLAC-eligible senior unsecured notes	3.11.26	3.11.25	0.25%	1,250	1,423	1,297	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	30.1.27	30.1.26	1.364%	1,300	1,300	1,185	1,300	1,300	1,151
US dollar-denominated TLAC-eligible senior unsecured notes	10.8.27	10.8.26	1.494%	2,000	2,000	1,823	0	0	0

UBS Group AG standalone financial statements

Note 17  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon (continued)				31.12.21			31.12.20
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
Euro-denominated TLAC-eligible senior unsecured notes	24.2.28	n/a	0.25%	1,000	1,138	1,038	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	23.3.28	23.3.27	4.253%	2,000	2,000	1,823	2,000	2,000	1,771
Euro-denominated TLAC-eligible senior unsecured notes	5.11.28	5.11.27	0.25%	1,500	1,708	1,557	1,500	1,832	1,622
Yen-denominated TLAC-eligible senior unsecured notes	9.11.28	9.11.27	0.973%	20,000	174	158	20,000	194	171
Swiss franc-denominated TLAC-eligible senior unsecured notes	9.11.28	9.11.27	0.435%	440	483	440	0	0	0
Swiss franc-denominated TLAC-eligible senior unsecured notes	24.8.29	24.8.28	0.375%	360	395	360	0	0	0
GB pound-denominated TLAC-eligible senior unsecured notes	3.11.29	3.11.28	1.875%	400	541	494	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	13.8.30	13.8.29	3.126%	1,500	1,500	1,368	1,500	1,500	1,328
Euro-denominated TLAC-eligible senior unsecured notes	3.11.31	n/a	0.875%	1,250	1,423	1,297	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	11.2.32	11.2.31	2.095%	2,000	2,000	1,823	0	0	0
Euro-denominated TLAC-eligible senior unsecured notes	24.2.33	n/a	0.625%	1,250	1,423	1,297	0	0	0
Australian dollar-denominated TLAC-eligible senior unsecured notes	18.8.35	18.8.30	Zero coupon accreting (annual yield of 2.5%)	37	27	25	36	28	25
US dollar-denominated TLAC-eligible senior unsecured notes	24.11.35	24.11.23	2.21%	40	40	36	40	40	35
Australian dollar-denominated TLAC-eligible senior unsecured notes	3.12.35	3.12.23	2.3%	45	33	30	45	35	31
US dollar-denominated TLAC-eligible senior unsecured notes	25.2.36	25.2.24	2.37%	25	25	23	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	4.3.36	4.3.24	2.49%	40	40	36	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	4.11.49	4.11.22	Zero coupon accreting (annual yield of 3.8%)	152	152	138	146	146	129
US dollar-denominated TLAC-eligible senior unsecured notes	4.3.50	4.3.25	Zero coupon accreting (annual yield of 3.6%)	128	128	117	124	124	109
US dollar-denominated TLAC-eligible senior unsecured notes	14.4.50	14.4.25	Zero coupon accreting (annual yield of 4%)	214	214	195	206	206	182
US dollar-denominated TLAC-eligible senior unsecured notes	22.5.50	22.5.25	Zero coupon accreting (annual yield of 3.5%)	106	106	96	102	102	90
US dollar-denominated TLAC-eligible senior unsecured notes	27.5.50	27.5.25	Zero coupon accreting (annual yield of 3.5%)	528	528	482	510	510	452
US dollar-denominated TLAC-eligible senior unsecured notes	22.9.50	22.9.23	Zero coupon accreting (annual yield of 2.8%)	57	57	52	55	55	49
US dollar-denominated TLAC-eligible senior unsecured notes	12.1.51	12.1.26	Zero coupon accreting (annual yield of 2.7%)	103	103	94	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	29.1.51	29.1.26	Zero coupon accreting (annual yield of 2.8%)	338	338	309	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	26.2.51	26.2.26	Zero coupon accreting (annual yield of 3%)	174	174	159	0	0	0
Australian dollar-denominated TLAC-eligible senior unsecured notes	26.2.51	26.2.26	Zero coupon accreting (annual yield of 3.01%)	92	67	61	0	0	0
US dollar-denominated TLAC-eligible senior unsecured notes	26.5.51	26.5.26	Zero coupon accreting (annual yield of 3.5%)	271	271	247	0	0	0
Euro-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes[5]	Perpetual	19.2.22	5.75%	1,000	1,138	1,038	1,000	1,221	1,081
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	31.1.23	5%	2,000	2,000	1,823	2,000	2,000	1,771
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	28.11.23	5.875%	700	519	473	700	529	469
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	31.1.24	7%	2,500	2,500	2,279	2,500	2,500	2,214
Australian dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	27.8.24	4.375%	700	509	464	700	540	478
Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	4.9.24	4.85%	750	556	507	750	567	502

Note 17  Long-term interest-bearing liabilities (continued)

Notes issued, overview by amount, maturity and coupon (continued)				31.12.21			31.12.20
				Carrying amount			Carrying amount
In million, except where indicated	Contractual maturity	First optional call date	Coupon[1]	in transaction currency	in USD	in CHF	in transaction currency	in USD	in CHF
US dollar-denominated low-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	19.2.25	7%	1,250	1,250	1,140	1,250	1,250	1,107
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	7.8.25	6.875%	1,575	1,575	1,436	1,575	1,575	1,395
Swiss franc-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	13.11.25	3%	275	302	275	275	311	275
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	2.6.26	3.875%	750	750	684	0	0	0
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	29.7.26	5.125%	750	750	684	750	750	664
US dollar-denominated high-trigger loss-absorbing additional tier 1 perpetual capital notes	Perpetual	10.2.31	4.375%	1,500	1,500	1,368	0	0	0
Total notes issued					54,781	49,942		50,735	44,927

1 For TLAC-eligible senior unsecured notes, the disclosed coupon rate refers to the contractual coupon rate applied from the issue date up to the contractual maturity date or, if applicable, to the first optional call date. For the loss-absorbing additional tier 1 perpetual capital notes, the disclosed coupon rate refers to the contractual fixed coupon rate from the issue date up to the first optional call date.    2 Instrument was redeemed on 22 March 2021.    3 Instrument was redeemed on 10 August 2021.    4 Instrument was redeemed on 20 September 2021.    5 Instrument was called on 13 January 2022.

Note 18  Compensation-related long-term liabilities

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Long-term portion of compensation liabilities	3,116	3,128	2,841	2,770
of which: Deferred Contingent Capital Plan	1,231	1,326	1,122	1,174
of which: other deferred compensation plans	1,885	1,802	1,719	1,595
Total compensation-related long-term liabilities	3,116	3,128	2,841	2,770

Note 19  Share capital

As of 31 December 2021, the issued share capital consisted of 3,702,422,995 (31 December 2020: 3,859,055,395) registered shares with a nominal value of CHF 0.10 each. In 2021, as approved by the Annual General Meeting held on 8 April 2021, the cancellation of 156,632,400 shares, each with a nominal value  of  CHF  0.10,  purchased   under   the   2018–2021  share
repurchase program, was executed. Share capital has been reduced by the nominal value of the repurchased shares upon cancellation, i.e., USD 16 million (CHF 16 million).

›    Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about UBS  Group AG shares

UBS Group AG standalone financial statements

Note 20  Treasury shares

	Number of registered shares	Average price in USD	Average price in CHF
Balance as of 31 December 2019	243,021,296	13.57	13.35
of which: treasury shares held by UBS Group AG	242,930,084	13.57	13.35
of which: treasury shares held by UBS AG and other subsidiaries	91,212	12.65	12.75
Acquisitions	128,372,257	12.27	11.53
Disposals	(10,188,059)	11.12	9.85
Delivery of shares to settle equity-settled awards	(53,728,492)	13.40	12.85
Balance as of 31 December 2020	307,477,002	13.14	12.80
of which: treasury shares held by UBS Group AG1	306,114,513	13.13	12.80
of which: treasury shares held by UBS AG and other subsidiaries	1,362,490	14.13	12.62
Acquisitions	214,650,175	16.34	15.06
Disposals	(4,015,711)	14.95	13.63
Cancellation[2]	(156,632,400)	13.05	12.78
Delivery of shares to settle equity-settled awards	(58,283,738)	13.55	12.75
Balance as of 31 December 2021	303,195,328	15.35	14.41
of which: treasury shares held by UBS Group AG1	301,812,111	15.34	14.40
of which: treasury shares held by UBS AG	1,383,217	17.87	16.03

1 Treasury shares held by UBS Group AG had a carrying value of USD 4,629 million (CHF 4,345 million) as of 31 December 2021 (31 December 2020: USD 4,020 million (CHF 3,917 million)). Shares repurchased under our 2021 share repurchase program are expected to be canceled by means of a capital reduction, whereby the capital contribution reserve within the statutory capital reserve is expected to be reduced by USD 1,242 million (CHF 1,139 million, based on purchase price). Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    2 In 2021, as approved by the Annual General Meeting held on 8 April 2021, the cancellation of 156,632,400 shares, each with a nominal value of CHF 0.10, purchased under the 2018–2021 share repurchase program, was executed. Refer to Note 1 for more information.

Additional information

Note 21  Assets pledged to secure own liabilities

As of 31 December 2021, total pledged assets of UBS Group AG amounted to USD 3,476 million (CHF 3,169 million). These assets consisted of certain liquid assets, marketable securities and financial assets and were pledged to UBS AG. As of 31 December 2020, total pledged assets of UBS Group AG amounted to USD 2,623 million (CHF 2,323 million). The associated liabilities secured by these pledged assets were USD 676 million (CHF 617 million) and USD 1,208 million (CHF 1,070 million) as of 31 December 2021 and 31 December 2020, respectively.

Note 22  Contingent liabilities

UBS Group AG is jointly and severally liable for the combined value added tax (VAT) liability of UBS entities that belong to the VAT group of UBS in Switzerland.

Note 23  Significant shareholders

Shareholders registered in the UBS Group AG share register with 3% or more of the total share capital[1]
% of share capital	31.12.21	31.12.20
Chase Nominees Ltd., London[2]	8.89	10.39
DTC (Cede & Co.), New York[2,3]	5.78	4.99
Nortrust Nominees Ltd., London[2]	4.80	5.15

1 As registration in the UBS share register is optional, shareholders crossing the threshold percentages requiring SIX notification under the FMIA do not necessarily appear in this table.    2 Nominee companies and securities clearing organizations cannot autonomously decide how voting rights are exercised and are therefore not obligated to notify UBS and SIX if they reach, exceed or fall below the threshold percentages requiring disclosure notification under the FMIA. Consequently, they do not appear in the “Shareholders subject to FMIA disclosure notifications” section below.    3 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (the FMIA), anyone directly or indirectly, or acting in concert with third parties, holding shares in a company listed in Switzerland or holding derivative rights related to shares in such a company must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following percentage thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50 or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not required to notify the company and SIX if they reach, exceed or fall below the aforementioned thresholds.

Pursuant to the Swiss Code of Obligations, UBS Group AG discloses in its financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders subject to FMIA disclosure notifications

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and SIX, as of 31 December 2021, the following entities held more than 3% of the total share capital of UBS Group AG: Massachusetts Financial Services Company, Boston, which disclosed a holding of 3.01% on 22 June 2021; Artisan Partners Limited Partnership, Milwaukee, which disclosed a holding of 3.15% on 18 November 2020; BlackRock Inc., New York, which disclosed a holding of 4.70% on 26 May 2020; and Norges Bank, Oslo, which disclosed a holding of 3.01% on 24 July 2019. As registration in the UBS share register is optional, shareholders crossing the aforementioned thresholds requiring SIX notification under the FMIA do not necessarily appear in the table above.

On 24 January 2022, Dodge & Cox International Stock Fund, San Francisco, disclosed a holding of 3.02% of the total share capital of UBS Group AG. No new disclosures of significant shareholdings have been made since that date.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in the Articles of Association at the time of the respective disclosure notification.

›    Refer to ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html  for information about disclosures under the FMIA

Shareholders registered in the UBS Group AG share register with 3% or more of the share capital of UBS Group AG

As a supplement to the mandatory disclosure requirements according to the SIX Swiss Exchange Corporate Governance Directive, the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) that were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2021 or as of 31 December 2020 are listed in the table above.

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

UBS Group AG standalone financial statements

Note 24  Share ownership of the members of the Board of Directors, the Group Executive Board and other employees

Shares awarded
	For the year ended 31.12.21			For the year ended 31.12.20
	Number of shares	Value of shares in USD million[1]	Value of shares in CHF million[1]	Number of shares	Value of shares in USD million[1]	Value of shares in CHF million[1]
Awarded to members of the BoD	361,853	5	5	457,362	7	6
Awarded to members of the GEB	5,194,307	76	69	5,192,391	56	50
Awarded to other UBS Group employees	63,527,242	928	846	67,057,766	723	640
Total	69,083,402	1,010	921	72,707,519	786	696

1 Shares awarded to members of the BoD were valued at CHF 13.81 for the year ended 31 December 2021 and CHF 12.92 for the year ended 31 December 2020 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). Shares awarded to members of the GEB and other UBS Group employees were valued at weighted average grant date fair value (USD 14.61 for the year ended 31 December 2021 and USD 10.79 for the year ended 31 December 2020). Prior period has been amended to ensure comparability. For illustrative purposes, the value of the shares was converted at closing exchange rate as of 31 December 2021 (CHF / USD 1.10) and 31 December 2020 (CHF / USD 1.13), accordingly.

›    Refer to the “Compensation” section of this report for more information about the terms and conditions of the shares awarded to the members of the Board of Directors and the Group Executive Board

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2021	1,148,369	0.071
	2020	1,046,994	0.062
Jeremy Anderson, Vice Chairman and Senior Independent Director	2021	97,518	0.006
	2020	66,744	0.004
Claudia Böckstiegel, member[2]	2021	0	0.000
	2020	-	-
William C. Dudley, member	2021	49,714	0.003
	2020	26,181	0.002
Patrick Firmenich, member[2]	2021	0	0.000
	2020	-	-
Reto Francioni, member	2021	139,609	0.009
	2020	154,086	0.009
Fred Hu, member	2021	74,481	0.005
	2020	42,428	0.003
Mark Hughes, member	2021	30,263	0.002
	2020	4,920	0.000
Nathalie Rachou, member	2021	18,102	0.001
	2020	0	0.000
Julie G. Richardson, member	2021	117,365	0.007
	2020	88,401	0.005
Beatrice Weder di Mauro, former member[2]	2021	-	-
	2020	198,578	0.012
Dieter Wemmer, member	2021	114,086	0.007
	2020	88,743	0.005
Jeanette Wong, member	2021	68,452	0.004
	2020	33,722	0.002
Total	2021	1,857,959	0.116
	2020	1,750,797	0.104

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2021 and 2020.    2 At the 2021 AGM, Claudia Böckstiegel and Patrick Firmenich were newly elected and Beatrice Weder di Mauro did not stand for re-election.

Note 24  Share ownership of the members of the Board of Directors, the Group Executive Board and other employees (continued)

Share ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %
Ralph A.J.G. Hamers, Group Chief Executive Officer	2021	122,453	2,673	125,126	0.008
	2020	14,841	0	14,841	0.001
Christian Bluhm, Group Chief Risk Officer	2021	654,579	226	654,805	0.041
	2020	582,787	218	583,005	0.035
Mike Dargan, Group Chief Digital and Information Officer	2021	240,343	82,743	323,086	0.020
	2020	-	-	-	-
Markus U. Diethelm, former Group General Counsel	2021	-	-	-	-
	2020	706,845	617,858	1,324,703	0.079
Kirt Gardner, Group Chief Financial Officer	2021	780,640	236,421	1,017,061	0.063
	2020	696,500	165,223	861,723	0.051
Suni Harford, President Asset Management	2021	636,122	22,199	658,321	0.041
	2020	352,329	0	352,329	0.021
Robert Karofsky, President Investment Bank	2021	851,520	357,064	1,208,584	0.075
	2020	627,748	357,621	985,369	0.059
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland	2021	798,457	421,491	1,219,948	0.076
	2020	639,087	349,834	988,921	0.059
Iqbal Khan, Co-President Global Wealth Management and President EMEA	2021	898,111	113,715	1,011,826	0.063
	2020	742,546	68,253	810,799	0.048
Edmund Koh, President Asia Pacific	2021	501,322	493,977	995,299	0.062
	2020	421,930	337,062	758,992	0.045
Axel P. Lehmann, former President Personal & Corporate Banking and President UBS Switzerland	2021	-	-	-	-
	2020	690,537	331,677	1,022,214	0.061
Barbara Levi, Group General Counsel	2021	430,732	0	430,732	0.027
	2020	-	-	-	-
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2021	1,374,044	950,682	2,324,726	0.145
	2020	1,383,854	770,780	2,154,634	0.128
Piero Novelli, former Co-President Investment Bank	2021	-	-	-	-
	2020	660,240	408,897	1,069,137	0.064
Markus Ronner, Group Chief Compliance and Governance Officer	2021	418,452	57,856	476,308	0.030
	2020	302,584	130,097	432,681	0.026
Total	2021	7,706,776	2,739,047	10,445,823	0.650
	2020	7,821,828	3,537,520	11,359,348	0.675

1 Includes all vested and unvested shares of GEB members, including those held by related parties. No options were held in 2021 and 2020 by any GEB member or any of its related parties. Refer to “Note 28 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2021 for more information.    2 Includes shares granted under variable compensation plans with forfeiture provisions. LTIP values reflect the fair value awarded at grant. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Group compensation” section of this report for more information about the plans.

Note 25  Related parties

Related parties are defined under the Swiss Code of Obligations as direct and indirect participants with voting rights of 20% or more, management bodies (BoD and GEB), external auditors, and direct and indirect investments in subsidiaries. Payables due to members of the GEB and the external auditors are provided in the table below. Amounts due from and due to subsidiaries are provided on the face of the balance sheet.

	USD million		CHF million
	31.12.21	31.12.20	31.12.21	31.12.20
Payables due to the members of the GEB	129	155	118	138
of which: Deferred Contingent Capital Plan	57	69	52	62
of which: other deferred compensation plans	72	86	66	76
Payables due to external auditors	0	0	0	0

p

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 4 March 2022

Report of the statutory auditor on the financial statements

As statutory auditor, we have audited the financial statements of UBS Group AG, which comprise the balance sheet, income statement and notes, for the year ended 31 December 2021.

Board of Directors' responsibility
The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended 31 December 2021 comply with Swiss law and the company's articles of incorporation.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report.

Building a better working world

2

Report on other legal requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick Licensed audit expert (Auditor in charge)	Jan Marxfeld Licensed audit expert

Zurich, 07 March 2022

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in each of the following registration statements of UBS Group AG, UBS AG and their affiliates:

(1)     on Form F-3 (Registration Number 333-253432), and each related prospectus currently outstanding under such registration statement,

(2)     on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143), and each related prospectus currently outstanding under any of the aforementioned registration statements,

(3)     the base prospectus of Corporate Asset Backed Corporation (CABCO) dated 23 June 2004 (Registration Number 333-111572),

(4)     the Form 8-K of CABCO dated 23 June 2004 (SEC File Number 001-13444), and

(5)     the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated 10 May 2004 (Registration Number 033-91744) and 17 May 2004 (Registration Number 033-91744-05),

of our report dated 04 March 2022, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2021 included in this Report of Foreign Private Issuer (Form 6-K) dated 07 March 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title: Group Controller and

            Chief Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

UBS AG

By: _/s/ Christopher Castello_______

      Name: Christopher Castello

      Title:   Controller and Chief

                 Accounting Officer

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

Date:  March 7, 2022